ARGENTEX MINING CORPORATION
(An Exploration Stage Company)

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

At January 31, 2013 and 2012 and
for the Years Ended January 31, 2013, 2012 and 2011

(Stated in U.S. Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Argentex Mining Corporation
(An exploration stage company)

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Argentex Mining Corporation, which comprise the consolidated balance sheets as at January 31, 2013 and 2012, and the consolidated statements of operations and comprehensive loss, stockholders’ equity (deficiency) and cash flows for each of the three years ended January 31, 2013, 2012 and 2011, and for the cumulative period from December 21, 2001 (date of inception) to January 31, 2013, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Argentex Mining Corporation as at January 31, 2013 and 2012 and the results of its operations and its cash flows for each of the three years ended January 31, 2013, 2012 and 2011 and for the cumulative period from inception, December 21, 2001 to January 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the consolidated financial statements, the Company has generated significant losses from operations and has an accumulated deficit of $39,169,460 which raises doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada	“Morgan LLP”

April 24, 2013	Chartered Accountants

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
AT JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

	2013	2012

ASSETS

Current assets
Cash and cash equivalents	$2,117,142	$9,249,307
Receivables	33,357	67,093
Prepaid expenses and deposits	56,957	66,974

Total current assets	2,207,456	9,383,374

Property, plant and equipment	421,307	447,936

Mineral property interest	815,000	815,000

Total assets	$3,443,763	$10,646,310

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$441,638	$622,077
Due to related parties	13,639	28,425

Total liabilities	455,277	650,502

Stockholders' equity
Preferred stock, no par value, unlimited authorized, nil shares issued and outstanding at January 31, 2013 and 2012	-	-
Preferred stock, Series A convertible, no par value, authorized 2,000, nil shares issued and outstanding at January 31, 2013 and 2012	-	-
Common stock, no par value, unlimited authorized, 71,677,317 and 71,437,317 issued and outstanding at January 31, 2013 and 2012, respectively	35,304,627	35,223,027
Additional paid-in capital	6,877,657	5,994,447
Deficit accumulated during the exploration stage	(39,169,460)	(31,241,510)
Accumulated other comprehensive income (loss)	(24,338)	19,844

Total stockholders' equity	2,988,486	9,995,808

Total liabilities and stockholders' equity	$3,443,763	$10,646,310

Going concern (Note 3)
Commitments (Note 11)
Subsequent event (Note 13)

Approved on behalf of the Board of Directors:

“Jenna Hardy”	“Stephen Hanson”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Stated in U.S. Dollars)

				From
				December 21,
	For the Years Ended			2001
	January 31,			(Inception)
				to January 31,
	2013	2012	2011	2013

Expenses

Consulting	$941,385	$1,357,785	$1,163,538	$7,284,241
Depreciation	65,760	29,627	16,854	133,767
Director fees	225,797	26,205	-	252,002
Foreign exchange (gain) loss	(108,848)	(29,677)	(158,810)	13,731
Mineral property interests	5,147,673	6,085,967	2,993,700	21,732,243
Office and sundry	190,735	226,140	162,572	1,095,568
Professional	420,027	450,626	575,899	2,923,286
Rent	43,925	49,642	25,934	233,132
Salaries and benefits	543,256	166,404	-	709,660
Shareholder and investor relations	248,868	414,883	164,874	2,671,865
Tax on assets	25,207	69,635	-	94,842
Transfer agent and filing	53,351	22,154	111,628	397,668
Travel	172,929	181,910	111,704	781,186
Write-down of mineral claims	-	-	-	408,496

Loss before interest income (expense)	(7,970,065)	(9,051,301)	(5,167,893)	(38,731,687)

Interest income	65,562	77,329	3,695	146,586
Interest expense	(1,328)	(24,410)	-	(562,240)

Net loss for the year before income taxes	(7,905,831)	(8,998,382)	(5,164,198)	(39,147,341)

Income tax expense	22,119	-	-	22,119

Net loss for the period	7,927,950	(8,998,382)	(5,164,198)	(39,169,460)

Other comprehensive (loss) income
Unrealized gain (loss) on foreign exchange translation	(44,182)	19,844	-	(24,338)

Comprehensive loss for the period
	$(7,972,132)	$(8,978,538)	$(5,164,198)	$(39,193,798)
Net loss per share - basic and diluted	$(0.11)	$(0.14)	$(0.11)

Weighted average number of shares outstanding - basic and diluted	71,669,755	64,974,694	47,632,874

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)
FOR THE CUMULATIVE PERIOD FROM INCEPTION, DECEMBER 31, 2001 TO JANUARY 31, 2013
(Stated in U.S. Dollars)

	Preferred Stock
	Series A Convertible		Common Stock
									Accumulated	Total
						Additional			Other	Stockholders’
	Number of	Par	Number of		Share	Paid-in	Shares	Accumulated	Comprehensive	Equity
	Shares	Value	Shares		Capital	Capital	Subscribed	Deficit	Income (Loss)	(Deficiency)

Balance at December 21, 2001 (inception)	-	$-	-	$	- $	-		$-	$-	$-
Common stock issued for cash	-	-	9,620,000		9,620	87,780	-	-	-	97,400
Net loss for the period	-	-	-		-	-	-	(11,327)	-	(11,327)
Balance at January 31, 2002	-	-	9,620,000		9,620	87,780	-	(11,327)	-	86,073
Net loss for the year	-	-	-		-	-	-	(58,694)	-	(58,694)
Balance at January 31, 2003	-	-	9,620,000		9,620	87,780	-	(70,021)	-	27,379
Net loss for the year	-	-	-		-	-	-	(31,390)	-	(31,390)
Balance at January 31, 2004	-	-	9,620,000		9,620	87,780	-	(101,411)	-	(4,011)
Stock returned to treasury	-	-	(4,600,000)		(4,600)	4,600	-	-	-	-
Preferred stock issued for cash	2,000	2	-		-	1,997,498	-	-	-	1,997,500
Stock issued to acquire wholly-owned subsidiary	-	-	833,333		833	32,500	-	-	-	33,333
Stock issued to acquire a mineral property	-	-	833,333		834	32,500	-	-	-	33,334
Stock dividend	-	-	13,373,332		13,373	(13,373)	-	-	-	-
Stock issued for consulting fees	-	-	200,000		200	2,460	-	-	-	2,660
Net loss for the year	-	-	-		-	-	-	(2,293,257)	-	(2,293,257)
Balance at January 31, 2005	2,000	2	20,259,998		20,260	2,143,965	-	(2,394,668)	-	(230,441)
Conversion of preferred stock	(2,000)	(2)	2,222,223		2,222	(2,220)	-	-	-	-
Stock returned to treasury	-	-	(4,749,998)		(4,750)	(58,417)	-	-	-	(63,167)
Common stock issued for cash	-	-	666,667		667	199,333	-	-	-	200,000
Stock-based compensation	-	-	-		-	164,521	-	-	-	164,521
Non-cash interest	-	-	-		-	333,333	-	-	-	333,333
Net loss for the year	-	-	-		-	-	-	(1,478,308)	-	(1,478,308)
Balance at January 31, 2006	-	-	18,398,890		18,399	2,780,515	-	(3,872,976)	-	(1,074,062)
Conversion of promissory note	-	-	833,333		833	249,167	-	-	-	250,000
Common stock issued for cash	-	-	1,534,500		1,535	1,532,965	-	-	-	1,534,500
Cost of issuing stock	-	-	-		-	(78,750)	-	-	-	(78,750)
Common stock issued for services	-	-	30,000		30	49,470	-	-	-	49,500
Exercise of stock options	-	-	200,000		200	49,800	-	-	-	50,000
Stock-based compensation	-	-	-		-	477,592	-	-	-	477,592
Net loss for the year	-	-	-		-	-	-	(2,331,509)	-	(2,331,509)

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)
FOR THE CUMULATIVE PEROD FROM INCEPTION, DECEMBER 31, 2001 TO JANUARY 31, 2013
(Stated in U.S. Dollars)

(Continued)
	Preferred Stock
	Series A Convertible		Common Stock
								Accumulated	Total
					Additional			Other	Stockholders’
	Number of	Par	Number of	Share	Paid-in	Shares	Accumulated	Comprehensive	Equity
	Shares	Value	Shares	Capital	Capital	Subscribed	Deficit	Income (Loss)	(Deficiency)

Balance at January 31, 2007	-	-	20,996,723	20,997	5,060,759	-	(6,204,485)	-	(1,122,729)
Conversion of promissory note	-	-	3,720,776	3,720	1,386,348	-	-	-	1,390,068
Common stock issued for cash	-	-	1,930,720	1,931	2,224,933	-	-	-	2,226,864
Common stock issued for finders fee	-	-	180,000	180	-	-	-	-	180
Cost of issuing stock	-	-	-	-	(12,708)	-	-	-	(12,708)
Common stock issued for services	-	-	150,000	150	202,350	-	-	-	202,500
Exercise of warrants	-	-	666,667	667	266,000	-	-	-	266,667
Exercise of stock options	-	-	666,667	666	214,001	-	-	-	214,667
Stock-based compensation	-	-	-	-	928,176	-	-	-	928,176
Net loss for the year	-	-	-	-	-	-	(3,688,314)	-	(3,688,314)
Balance at January 31, 2008	-	-	28,311,553	28,311	10,269,859	-	(9,892,799)	-	405,371
Common stock issued for cash	-	-	4,279,000	4,280	4,050,720	-	-	-	4,055,000
Cost of issuing stock	-	-	-	-	(330,893)	-	-	-	(330,893)
Debt discount	-	-	-	-	49,985	-	-	-	49,985
Stock-based compensation	-	-	-	-	147,133	-	-	-	147,133
Net loss for the year	-	-	-	-	-	-	(4,527,835)	-	(4,527,835)
Balance at January 31, 2009	-	-	32,590,553	32,591	14,186,804	-	(14,420,634)	-	(201,239)
Conversion of convertible debenture	-	-	1,500,000	1,500	148,500	-	-	-	150,000
Equity component of convertible debenture converted	-	-	-	-	(44,102)	-	-	-	(44,102)
Common stock issued for cash	-	-	9,056,201	9,056	5,180,691	-	-	-	5,189,747
Cost of issuing stock	-	-	-	-	(240,584)	-	-	-	(240,584)
Exercise of warrants	-	-	500,000	500	119,500	-	-	-	120,000
Exercise of stock options	-	-	275,000	275	77,725	-	-	-	78,000
Stock-based compensation	-	-	-	-	566,923	-	-	-	566,923
Net loss for the year	-	-	-	-	-	-	(2,658,296)	-	(2,658,296)
Unrealized foreign exchange loss	-	-	-	-	-	-	-	(30,213)	(30,213)
Balance at January 31, 2010	-	-	43,921,754	43,922	19,995,457	-	(17,078,930)	(30,213)	2,930,236
Common stock issued for cash	-	-	10,804,706	10,805	7,109,264	-	-	-	7,120,069
Exercise of stock options	-	-	458,334	458	163,476	-	-	-	163,934
Exercise of warrants	-	-	1,403,128	1,403	502,036	-	-	-	503,439
Shares subscribed	-	-	-	-	-	104,380	-	-	104,380
Stock-based compensation	-	-	-	-	556,875	-	-	-	556,875
Net loss for the year	-	-	-	-	-	-	(5,164,198)	-	(5,164,198)
Unrealized foreign exchange gain	-	-	-	-	-	-	-	30,213	30,213

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)
FOR THE CUMULATIVE PEROD FROM INCEPTION, DECEMBER 31, 2001 TO JANUARY 31, 2013
(Stated in U.S. Dollars)

(Continued)
	Preferred Stock
	Series A Convertible		Common Stock
								Accumulated	Total
	Number				Additional			Other	Stockholders’
	of	Par	Number of	Share	Paid-in	Shares	Accumulated	Comprehensive	Equity
	Shares	Value	Shares	Capital	Capital	Subscribed	Deficit	Income (Loss)	(Deficiency)

Balance at January 31, 2011	-	-	56,587,922	56,588	28,327,108	104,380	(22,243,128)	-	6,244,948
Common stock issued for cash	-	-	8,700,000	10,120,058	-	-	-	-	10,120,058
Warrants issued for cash	-	-	-	-	54,377	-	-	-	54,377
Cost of issuing stock	-	-	-	(1,109,591)	124,343	-	-	-	(985,248)
Cost of issuing warrants for cash	-	-	-	-	(9,589)	-	-	-	(9,589)
Exercise of stock options	-	-	1,242,500	251,080	301,620	-	-	-	552,700
Exercise of warrants	-	-	4,906,895	773,728	1,680,370	(104,380)	-	-	2,349,718
Reallocation upon re-domicile	-	-	-	25,131,164	(25,131,164)	-	-	-	-
Stock-based compensation	-	-	-	-	647,382	-	-	-	647,382
Net loss for the year	-	-	-	-	-	-	(8,998,382)	-	(8,998,382)
Foreign currency translation gain	-	-	-	-	-	-	-	19,844	19,844
Balance at January 31, 2012			71,437,317	35,223,027	5,994,447		(31,241,510)	19,844	9,995,808

Exercise of stock options	-	-	240,000	81,600	-	-	-	-	81,600
Stock-based compensation	-	-	-	-	883,210	-	-	-	883,210
Net loss for the year	-	-	-	-	-	-	(7,927,950)	-	(7,927,950)
Foreign currency translation (loss)	-	-	-	-	-	-	-	(44,182)	(44,182)

Balance at January 31, 2013	-	$-	71,677,317	$35,304,627	$6,877,657	$-	$(39,169,460)	$(24,338)	$2,988,486

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)

	For the Years Ended			From December 21,
	January 31,			2001 (Inception) to
	2013	2012	2011	January 31, 2013

Cash flows used in operating activities
Net loss for the period	$(7,927,950)	$(8,998,382)	$(5,164,198)	$(39,169,460)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	65,760	29,627	16,854	133,767
Stock-based compensation	883,210	647,382	556,875	4,574,312
Debt discount	-	-	-	5,881
Shares issued to acquire mineral properties	-	-	-	3,500
Shares issued in payment of bonus	-	-	-	52,160
Non-cash interest	-	-	-	333,333
Write-down of mineral claims	-	-	-	408,496
Changes in operating assets and liabilities
Receivables	33,736	(33,991)	(33,102)	(33,357)
Prepaid expenses and deposits	12,228	(28,036)	68,033	(57,872)
Accounts payable and accrued liabilities	(180,439)	151,163	65,292	581,526
Due to related parties	(14,786)	(218,881)	210,988	13,639

Net cash used in operating activities	(7,128,241)	(8,451,118)	(4,279,258)	(33,154,075)

Cash flows used in investing activities
Acquisition of mineral property interests	-	-	-	(408,496)
Acquisition of surface rights to mineral property	-	-	(815,000)	(815,000)
Purchase of short-term investments	-	(4,109,097)	-	(4,109,097)
Redemption of short-term investments	-	4,109,097	-	4,109,097
Acquisition of equipment	(38,899)	(363,682)	(78,201)	(554,842)

Net cash used in investing activities	(38,899)	(363,682)	(893,201)	(1,778,338)

Cash flows from financing activities
Issuance of convertible debentures	-	-	-	1,650,000
Issuance of promissory notes	-	-	-	790,410
Repayment of promissory notes	-	-	-	(790,410)
Proceeds from issuance of capital stock	81,600	12,082,016	7,787,442	35,318,830
Proceeds from shares subscribed	-	-	104,380	104,380

Net cash provided by financing activities	81,600	12,082,016	7,891,822	37,073,210

Effects of foreign currency exchange on cash	(46,625)	22,729	30,213	(26,103)

(Decrease) increase in cash during the period	(7,132,165)	3,289,945	2,749,576	2,114,694

Cash and cash equivalents, beginning of period	9,249,307	5,959,362	3,209,786	-

Cash and cash equivalents, end of period	$2,117,142	$9,249,307	$5,959,362	$2,114,694

Supplemental disclosures
Cash paid (received) during the period for:
Taxes	$48,818	$3,180	$-	$53,075
Interest	$(69,513)	$(71,577)	$(2,646)	$(55,007)

Non-cash financing transactions:
Conversion of convertible debenture into common stock	$-	$-	$-	$150,000
Stock based compensation on issuance of brokers warrants	$-	$-	$-	$145,488
Notes and accrued interest converted to common stock	$-	$-	$-	$1,390,008

The accompanying notes are an integral part of these consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Nature of Operations

Argentex Mining Corporation (“Argentex” or the “Company”) was originally incorporated in the State of Nevada on December 21, 2001 under the name Delbrook Corporation. On March 15, 2004, the Company changed its name to Argentex Mining Corporation. The Company effected this name change by merging with its wholly owned subsidiary, Argentex Mining Corporation, a Nevada corporation that was formed specifically for this purpose. On November 5, 2007, the Company moved its jurisdiction of domicile from the State of Nevada (Argentex Nevada) to the State of Delaware. This re-domicile was effected by merging with the Company’s wholly owned subsidiary Argentex Mining Corporation, a Delaware corporation that was formed specifically for this purpose. The Company’s Delaware subsidiary was the surviving entity in the merger. On June 3, 2011, the Company moved its jurisdiction of domicile back to the State of Nevada. This re-domicile was effected by merging with the Company’s wholly owned subsidiary Argentex Mining Corporation, a Nevada corporation that was formed specifically for this purpose. The Company’s Nevada subsidiary was the surviving entity in the merger. On June 8, 2011, the Company moved its jurisdiction of domicile from the State of Nevada to the Province of British Columbia, Canada. This re-domicile was effected by a process known as a ‘conversion’ in the State of Nevada and a ‘continuation’ in the Province of British Columbia.

Prior to the re-domicile there was a par value of $0.01 per share on the Company's common stock. In the Company's new jurisdiction, there is no par value on the Company's common stock and management has reclassified $25,131,164 on the issuance of common stock that was originally credited to additional paid in capital to common stock.

The Company has one wholly-owned subsidiary, SCRN Properties Ltd. (“SCRN”). SCRN Properties was originally formed as a Delaware corporation on February 13, 2004 and on June 3, 2011, it moved its jurisdiction of domicile from the State of Delaware to the State of Nevada; and on June 8, 2011, it moved its jurisdiction of domicle from the State of Nevada to the Province of British Columbia, Canada. SCRN was formed for the purpose of acquiring and exploring natural resource properties in Argentina.

Exploration Stage

The Company is primarily involved in acquiring and exploring mineral properties in Argentina. The Company is in the exploration stage of its mineral property development and to date has not yet established any proven mineral reserves on its existing properties. The Company has not produced any significant revenues from its principal business or commenced significant operations and it is considered an exploration stage company as defined by Securities and Exchange Commission (“SEC”) Guide 7 with reference to Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) topic 915.

Basis of Presentation and Principles of Consolidation

These consolidated financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of consolidated financial statements involves the use of estimates which have been made using careful judgment.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the GAAP framework.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Basis of Presentation and Principles of Consolidation, continued

These consolidated financial statements include the financial statements of Argentex and SCRN. All significant intercompany balances and transactions have been eliminated from the consolidated financial results.

Comparative Figures

Certain prior period amounts in the consolidated financial statements and notes thereto have been reclassified to conform to the current period’s presentation. Expenses of $58,762 recorded as consulting fees during the year ended January 31, 2012 were reclassified to mineral property interests expense, with no change to the Company’s reported loss.

Use of Estimates

The preparation of the Company's consolidated financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosures at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. The more significant areas requiring the use of management’s estimates and assumptions relate to indications of impairment for mineral property interests; valuation allowances for deferred tax assets; and estimates with respect to assumptions regarding stock-based compensation expense. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ significantly from these estimates.

Foreign Currency

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company is the Canadian dollar (“CDN$”). The functional currency of SCRN is the U.S. dollar (“US$”).

The accounts of the Company are translated into our reporting currency, the U.S. dollar as follows:

a)	all of the assets and liabilities are translated at the rate of exchange in effect on the date of the balance sheets;

b)	revenue and expenses are translated at the exchange rate approximating those in effect on the date of the transactions; and

c)	exchange gains and losses arising from translation are included in accumulated other comprehensive income/loss, which is a separate component of equity.

Monetary assets and liabilities denominated in foreign currencies are translated using period end foreign currency exchange rates and expenses are translated using average foreign currency exchange rates during the reporting periods in which the expenses were transacted. Non-monetary assets and liabilities are translated at their historical foreign currency exchange rates. Gains and losses resulting from foreign exchange transactions are included in the determination of net income/loss for the period.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Fair Value Measurements

FASB ASC topic 820 establishes a three-level valuation hierarchy for classification of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect our own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The three-tier hierarchy of inputs is summarized below:

  Level 1 — Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

  Level 2 — Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

  Level 3 — Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

The classification of assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement in its entirety.

Cash and Cash Equivalents, and Short-term Investments

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents and investments with initial maturities of more than three months to be short-term investments. The following tables summarize the Company’s financial assets’ adjusted cost, unrealized gains and fair value by significant investment category recorded as cash and cash equivalents as of January 31, 2013 and January 31, 2012:

January 31, 2013

		Adjusted Cost	Unrealized Gains	Fair Value	Cash and Cash Equivalents
Level 1:	Cash	$ 2,116,467	$ 675	$ 2,117,142	$ 2,117,142

January 31, 2012

		Adjusted Cost	Unrealized Gains	Fair Value	Cash and Cash Equivalents
Level 1:	Cash	$ 9,246,422	$ 2,885	$ 9,249,307	$ 9,249,307

The Company’s cash equivalent instruments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The Company had no transfers between level 1 and level 2 during the year.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Property, Plant and Equipment

Equipment is recorded at cost and depreciated using the declining balance method over their estimated useful lives at 20% for furniture, fixtures and exploration equipment and 30% for computer equipment. Buildings are recorded at cost and depreciated using the straight line method over their estimated useful lives of 10 years.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life. Recoverability of these assets is measured by comparison of its carrying amount to future undiscounted cash flows the assets are expected to generate. An impairment loss is recognized when the carrying amount exceeds its estimated recoverable value.

Mineral Property Interests

The Company is primarily engaged in the acquisition and exploration of mining properties. Mineral property acquisition costs and mineral exploration rights are initially capitalized when incurred. Mineral property exploration costs are expensed as incurred. The Company assesses the carrying costs for impairment when indicators of impairment exist. If proven and probable reserves are established for a property and it has been determined that a mineral property can be economically developed, development costs will be amortized using the units-of-production method over the established life of the reserve.

As of the date of these financial statements, the Company has yet to establish proven or probable reserves on any of its mineral properties.

Realization of the Company’s investment in and expenditures on mineral properties is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of permits and the potential for problems arising from government conveyance accuracy, prior unregistered agreements or transfers, indigenous land claims, confirmation of physical boundaries, and title may be affected by undetected defects. The Company does not carry title insurance. The Company has evaluated title to all of its mineral properties and believes, to the best of its knowledge, that evidence of title is adequate and acceptable given the current stage of exploration.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Asset Retirement Obligations

The Company records the fair value of estimated asset retirement obligations (“AROs”) associated with tangible long-lived assets once there is a legal obligation to settle under existing or enacted law, statute, written or oral contract or by legal construction. These obligations, which are initially estimated based on discounted cash flow estimates, are accreted to full value over time through charges to operations. In addition, asset retirement costs (“ARCs”) would be capitalized as part of the related asset’s carrying value and are depreciated (primarily on a unit-of-production basis) over the asset’s respective useful life. Reclamation costs for future remeditation will be recognized as an ARO and a related ARC in the period when an ARO arises. Changes in regulations or laws, any instances of non-compliance with laws or regulations that result in fines, or any unforeseen environmental contamination could result in a material impact to the amounts charged to earnings for reclamation and remediation. Significant judgments and estimates are made when estimating the fair value of AROs. Expected cash flows relating to AROs could occur over long periods of time and the assessment of the extent of environmental remediation work is highly subjective. Considering all of these factors that go into the determination of an ARO, the fair value of the AROs can materially change over time.

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax balances and tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment. A valuation allowance is applied when in management’s view it is more likely than not (50%) that such deferred tax will not be utilized.

The Company’s operations involve dealing with uncertainties and judgments in applying complex tax regulations in Canada, the United States, and Argentina. The final taxes paid are dependent upon many factors including negotiations with tax authorities in various jurisdictions. The Company records potential withholding tax, value added tax and mineral property tax liabilities based on management’s estimate of whether and the extent to which taxes may be refunded or deemed payable.

In the unlikely event that an uncertain tax position exists in which the Company could incur income taxes, the Company would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities. Reserves for uncertain tax position would then be recorded if the Company determined it is probable that a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount is reasonably estimable. As of January 31, 2013, management of the Company does not believe it has any uncertain tax positions that would result in the Company having a liability to the taxing authorities. However, as a result of the Company’s change in its corporate jurisdiction from the United States to Canada, management of the Company believes that it may encounter certain uncertain tax positions as follows:

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

United States Federal Income Tax Consequences

The change in the Company’s corporate jurisdiction for U.S. federal income tax purposes is treated as the transfer of the assets from the United States to Canada. The Company has recognized a gain on the assets held by it at the time of the change in its corporate jurisdiction to the extent that the fair market value of the transferred assets exceeded their respective accounting values. The calculation of the gain was made separately for each asset held by the Company. The determination of fair market value was estimated by the Company’s management and is subject to review by U.S. tax authorities. In addition, the Company may still be treated as a U.S. corporation and taxed on its worldwide income and/or classified as a passive foreign investment company.

Canadian Federal Income Tax Consequences

As a result of the merger, Argentex Delaware as the non-surviving corporation is considered to have disposed of its assets to Argentex Nevada for proceeds equal to their fair market value. Argentex Delaware is subject to Canadian federal income tax liabilities with respect to any gains realized as a result of the deemed disposition of all of its assets that constitute “taxable Canadian property” for the purposes of the Canadian federal income tax. As a result of the continuation, Argentex BC is deemed to have disposed of, and immediately thereafter reacquired, all of its assets at their then fair market value. Gains arising on the deemed disposition of taxable Canadian property of Argentex BC, if any, are subject to tax in Canada. However, if the adjusted cost base of the assets of Argentex BC is equal to the fair market value of the assets, due to the assets having been acquired by Argentex Nevada in the course of the merger shortly prior to the continuation in a disposition deemed to have taken place at fair market value, then no gain should be realized by Argentex BC.

As at January 31, 2013, the Company had net operating loss carry forwards; however, due to the uncertainty of realization, the Company has provided a full valuation allowance for the potential deferred tax assets resulting from these losses carry forwards.

Basic and Diluted Net Loss per Common Share

Basic net loss per share includes no potential dilution and is computed by dividing the net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted net loss per share reflects the potential dilution of securities that could share in the loss of the Company. The 22,686,706 common shares potentially issuable on the exercise of stock options and warrants were not included in the calculation of weighted average number of shares outstanding because the effect is anti-dilutive. Accordingly, diluted net loss per share is equal to basic net loss per share.

Other Comprehensive Income/Loss

Other comprehensive income/loss reflects changes in equity that result from transactions and economic events from non-owner sources.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Stock Based Compensation

The Company follows ASC 718, Compensation - Stock Compensation, which addresses the accounting for stock based payment transactions, requiring such transactions to be accounted for using the fair value method. Awards of shares for property or services are recorded at the more readily measurable of the fair value of the stock and the fair value of the preparation service. The Company uses the Black-Scholes option-pricing model to determine the grant date fair-value of stock based awards under ASC 718. The fair value is recorded in expenses depending on the terms and conditions of the award, and the nature of the relationship of the recipient of the award to the Company. The Company records the grant date fair value in expenses in line with the period over which it was earned. For employees and management this is typically considered to be the vesting period of the award. For consultants the fair value of the award is recorded in expenses over the term of the service period, and unvested amounts are revalued at each reporting period over the service period. The Company estimates the expected forfeitures and updates the valuation accordingly.

Recent Accounting Pronouncements

In February 2013, the FASB issued Accounting Standards Update (ASU) No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The updated guidance requires expanded disclosures for amounts reclassified out of accumulated other comprehensive income by component. The guidance requires the presentation of amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, a cross-reference to other disclosures that provide additional detail about those amounts is required. The guidance is to be applied prospectively for reporting periods beginning after December 15, 2012. Accordingly, the Company will adopt ASU No. 2013-02 commencing February 1, 2013. The new guidance affects disclosures only and will have no impact on the Company's results of operations or financial position.

In October 2012, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2012-04, ''Technical Corrections and Improvements". The amendments in this update cover a wide range of Topics in the Accounting Standards Codification. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements. The amendments in this update will be effective for fiscal periods beginning after December 15, 2012. We will adopt ASU 2012-02 effective February 1, 2013 however we do not expect such adoption to have a material impact on our financial position or results of operations.

In August 2012, the FASB issued ASU 2012-03, "Technical Amendments and Corrections to SEC Sections: Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin (SAB) No. 114, Technical Amendments Pursuant to SEC Release No. 33-9250, and Corrections Related to FASB Accounting Standards Update 2010-22 (SEC Update)" in Accounting Standards Update No. 2012-03. This update amends various SEC paragraphs pursuant to the issuance of SAB No. 114. The adoption of ASU 2012-03 is not expected to have a material impact on our financial position or results of operations.

In July 2012, the FASB issued ASU 2012-02, "Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment" in Accounting Standards Update No. 2012-02. This update amends ASU 2011-08, Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment and permits an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test in accordance with Subtopic 350-30, Intangibles Goodwill and Other General Intangibles Other than Goodwill. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity's financial statements for the most recent annual or interim period have not yet been issued or, for non-public entities, have not yet been made available for issuance. We will adopt ASU 2012-02 effective February 1, 2013 however we do not expect such adoption to have a material impact on our financial position or results of operations.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Recent Accounting Pronouncements, continued

In November 2011, ASC guidance was issued related to disclosures about offsetting assets and liabilities. The new standard requires disclosures to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under IFRS. The update is effective for the Company’s fiscal year beginning February 1, 2013, and interim periods within those annual periods. Retrospective application is required. In January 2013, ASC guidance was issued to clarify that the disclosure requirements are limited to derivatives, repurchase agreements, and securities lending transactions to the extent that they are (i) offset in the financial statements or (ii) subject to an enforceable master netting arrangement or similar agreement. The Company does not expect the updated guidance to have an impact on the consolidated financial position, results of operations or cash flows.

NOTE 3 – GOING CONCERN

These consolidated financial statements have been prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. However, although the Company has working capital of $1,752,179, it has a history of operating losses since its inception in 2001, and has an accumulated deficit of $39,169,460. The Company has not generated any revenues from mineral sales since inception, has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future.

The continuation of the Company as a going concern is dependent upon the continued financial support of its shareholders, the ability of the Company to obtain financing and the attainment of profitable operations, or the sale, option or joint venture of one or more of the Company’s resource properties. The Company’s ability to achieve and maintain profitability and positive cash flows is dependent upon its ability to locate profitable mineral properties, generate revenues from mineral production and control production costs. Based upon its current plans, the Company expects to incur operating losses in future periods. The Company plans to obtain sufficient working capital to execute its business plans through additional equity or new strategic relationships. There is no assurance that the Company will be able to generate significant revenues in the future or be successful with any financing ventures.

These factors cast substantial doubt on the Company’s ability to continue as a going concern. Accordingly, the consolidated financial statements do not give any effect to any adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 4 – PROPERTY, PLANT AND EQUIPMENT

	January 31, 2013
		Accumulated	Net Book
	Cost	Depreciation	Value

Buildings	$294,961	$29,496	$265,465
Equipment	183,407	63,043	120,364
Furniture and fixtures	19,185	9,178	10,007
Computer equipment	56,697	31,226	25,471
	$554,250	$132,943	$421,307

	January 31, 2012
		Accumulated	Net Book
	Cost	Depreciation	Value

Buildings	$294,961	$-	$294,961
Equipment	155,376	39,960	115,416
Furniture and fixtures	19,185	6,676	12,509
Computer equipment	45,829	20,779	25,050
	$515,351	$67,415	$447,936

NOTE 5 – MINERAL PROPERTY INTERESTS

a)	Pinguino Project

Pursuant to the terms of a mineral property option agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director, the Company purchased a 100% interest in a mineral property located in the Santa Cruz Province of the Republic of Argentina, known as the Pinguino Property. The agreement also provides for an area of interest such that, in the event that the optionor records any property claims within five (5) kilometers of the boundaries of the property, such claims will become subject to the mineral property option agreement.

To acquire the property the Company made the following payments: approximately $43,710 (CDN$50,000) on or before July 1, 2004 (paid); approximately $65,565 (CDN$75,000) on or before July 1, 2005 (paid); approximately $87,420 (CDN$100,000) on or before July 1, 2006 (paid); approximately $87,420 (CDN$100,000) on or before July 1, 2007 (paid); and approximately $109,275 (CDN$125,000) on or before July 1, 2008 (paid). The Company wrote off the acquisition costs in a prior year. The agreement is subject to a 2% net smelter royalty. The Company has the right at any time up to 60 days after commencement of commercial production to repurchase either one-half of the royalty for approximately $1,000,000 (CDN$1,000,000) or all of the royalty for approximately $2,000,000 (CDN$2,000,000).

On December 10, 2010, the Company entered into an agreement with a land owner whereby the Company purchased surface rights to the major portion of the property, known as El Piche, for $815,000. The Company completed this acquisition on December 17, 2010.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 5 – MINERAL PROPERTY INTERESTS, continued

b)	Condor Project

Pursuant to the terms of a mineral property acquisition agreement, dated February 20, 2004, between the Company and an affiliate of an ex-director, the Company paid approximately $7,528 (CDN$10,000) to acquire a 100% interest in certain mineral claims located in the Santa Cruz Province of the Republic of Argentina, known as the Condor Property, subject to a 2% net smelter return royalty in favor of an ex-director. The Company wrote off the acquisition costs in a prior year. The Company has the right to repurchase either one-half of the royalty for approximately $1,000,000 (CDN$1,000,000) or all of the royalty for $2,000,000 (CDN$2,000,000).

c)	Contreras, other Santa Cruz and Rio Negro Projects

Pursuant to the terms of a Mineral Property Acquisition Agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director of the Company, the Company acquired mineral claims located in the Santa Cruz Province of the Republic of Argentina, then known as the Dyakowski Property for total consideration of 833,333 common shares of the Company (subsequently increased, as a result of a stock dividend, to 2,499,999). The shares have been issued and were subject to an Escrow Agreement dated March 2, 2004.

On June 30, 2005, the Company entered into an amending agreement whereby the Company amended the Escrow Agreement. This amending agreement was restated August 8, 2005 whereby the Company agreed to release the 4,999,998 shares of its common stock that were being held in escrow. Of the 4,999,998 released shares, 4,749,998 of these shares were returned to treasury and cancelled and 250,000 of these shares were released to an ex-director of the Company for the transfer of the mineral claims to the Company.

In addition, pursuant to the terms of a Share Purchase Agreement, dated February 24, 2004, between the Company and an affiliate of an ex-director of the Company, the Company acquired a 100% interest in SCRN Properties Ltd. (SCRN), a Delaware corporation, the sole asset of which consisted of mineral claims located in the Rio Negro Province of the Republic of Argentina, known as the SCRN Property, for total consideration of 833,333 common shares of the Company (subsequently increased, as a result of a stock dividend, to 2,499,999). The shares have been issued and were subject to an Escrow Agreement dated March 2, 2004.

Pursuant to the terms of a mineral property acquisition agreement, dated February 20, 2004, between the Company and an affiliate of an ex-director, the Company paid approximately $7,528 (CDN$10,000) to acquire a 100% interest in mineral claims located in the Santa Cruz and Rio Negro Provinces of the Republic of Argentina, known as the Storm Cat Property. Subsequent to acquisition of these properties, the Company has accounted for expenditures by province. The Company wrote off the acquisition costs in a prior year.

d)	British Columbia Claims

On June 7, 2010, the Company acquired a group of three contiguous mineral tenures known as the Clapperton Property, covering an aggregate of approximately 825 hectares of land located in south central British Columbia, Canada, approximately 25 kilometers northeast of the town of Merritt, British Columbia. The total purchase amount was $324. On May 25, 2011, the Company made a cash-in-lieu payment of approximately $3,781 (CDN$3,632) which advances the expiry date of the three mineral tenures to June 7, 2012. On May 31, 2012, the Company made a cash-in-lieu payment of approximately $4,067 (CDN$4,201) which advances the expiry date of the three mineral tenures to June 7, 2013.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 5 – MINERAL PROPERTY INTERESTS, continued

Mineral property interests expense reflected in the accompanying consolidated statements of operations relates to the following projects:

				December
	Years			21, 2001
	Ended			(Inception) to
	January 31,			January 31,
	2013	2012	2011	2013

Pinguino Project:
Assaying, testing and analysis	$178,337	$256,359	$147,444	$1,150,093
Camp, salaries and supplies	1,841,027	1,674,527	601,174	5,751,273
Claim maintenance	31,243	59,626	28,602	137,859
Drilling	1,680,359	3,020,527	1,443,459	10,312,761
Engineering	666,707	330,095	131,160	1,127,962
Environmental	35,518	139,647	-	175,165
Geological and geophysical	281,229	261,902	230,050	1,587,268
Metallurgical	264,543	1,064	69,437	335,044
Travel and accommodation	35,736	94,693	48,940	307,325
	5,014,699	5,838,440	2,700,266	20,884,750
Condor Project:
Camp and field supplies	8,260	26,097	-	34,555
Claim maintenance	12,435	18,858	-	38,821
Geological and geophysical	15,712	90,615	-	110,512
	36,407	135,570	-	183,888
Contreras and other Santa Cruz Projects:
Assaying, testing and analysis	-	-	60,247	60,247
Camp and field supplies	5,013	1,548	169,916	176,477
Claim maintenance	12,646	-	-	34,497
Environmental	4,900	-	-	4,900
Geological and geophysical	248	98,129	33,830	132,207
Travel and accommodation	-	-	28,814	28,814
	22,807	99,677	292,807	437,142
Rio Negro Project:
Assaying, testing and analysis	496	-	-	496
Camp and field supplies	13,476	-	-	65,312
Claim maintenance	54,301	8,499	-	69,908
Geological and geophysical	602	-	-	40,435
Travel and accommodation	818	-	303	10,735
	69,693	8,499	303	186,886

British Columbia Claims and other:	4,067	3,781	324	39,577
	$5,147,673	$6,085,967	$2,993,700	$21,732,243

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	Year	Year
	Ended	Ended
	January	January
	31, 2013	31, 2012

Accounts payable	$244,741	$455,012
Accrued liabilities	114,330	78,636
Accrued taxes and related interest	82,567	88,429
	$441,638	$622,077

NOTE 7 - RELATED PARTY TRANSACTIONS

A summary of director and officer compensation for the years ended January 31, 2013, 2012 and 2011 is as follows:

	2013	2012	2011
Salaries and benefits	$161,199	$-	$-
Consulting	555,685	685,521	502,265
Director fees	24,797	26,205	-
Stock-based compensation (Note 8)	374,535	431,949	509,408

	$1,116,216	$1,143,675	$1,011,673

As at January 31, 2013 the Company owed directors and officers $13,639 (2012 - $28,425). All balances owing were unsecured, non-interest bearing and had no fixed terms of repayment.

Details of the related party transactions and balances, are as follows:

a)

During the year ended January 31, 2013, the Company paid or accrued consulting fees of $nil (2012 - $3,594; 2011 – $43,998) and recorded stock based compensation of $nil (2012 - $nil; 2011 - $71,199) to a former officer of the Company

b)

During the year ended January 31, 2013 the Company paid consulting fees of $nil (2012 - $373,696; 2011 – $359,416) and recorded stock based compensation of $nil (2012 - $1,560; 2011 - $29,226) to a company owned by a fomer President of the Company. The 2012 fees included severance of approximately $225,000 (CDN$225,000) and the 2011 consulting fees included a discretionary cash bonus of approximately $200,000 (CDN$200,000).

c)

On January 7, 2011 the Company entered into a one year consulting agreement with a company controlled by the Company’s Chief Financial Officer whereby it agreed to pay a consulting fee for services ordinarily provided by a Chief Financial Officer of approximately $12,500 (CDN$12,500) per month plus sales tax. In addition, on January 7, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to the Company’s Chief Financial Officer to purchase an aggregate of 150,000 shares of the Company’s common stock at an exercise price of $0.80 per share, for a three (3) year term expiring January 7, 2014. During March, 2012, pursuant to Board approval, the Company paid this company a discretionary cash bonus of approximately $10,000 (CDN$10,000) plus sales tax. Effective January 1, 2012 the Company renewed the consulting agreement for one year and increased the monthly consulting fee to approximately $15,000 (CDN$15,000) per month plus sales tax. Effective January 1, 2013, the consulting agreement automatically renewed for one year.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 7 - RELATED PARTY TRANSACTIONS, continued

During the year ended January 31, 2013, the Company paid or accrued consulting fees of $181,442 (2012 - $167,098; 2011 - $9,538) and recorded stock based compensation of $103,049 (2012 - $135,649; 2011 - $nil) related to this consulting agreement. At January 31, 2013 and 2012, the Company was indebted to an officer of this Company in the respective amounts of $5,422 and $16,744. On August 24, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to a company controlled by the Company’s Chief Financial Officer to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $1.15 (CDN$1.15) per share, for a five (5) year term expiring August 24, 2016. The options vested in four installments over 12 months on November 1, 2011, February 1, 2012, May 1, 2012 and August 1, 2012. On November 1, 2012 the Company granted stock options pursuant to its 2012 Stock Option Plan to a company controlled by the Company’s Chief Financial Officer to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $0.305 (CDN$0.305) per share, for a three (3) year term expiring October 31, 2015. These options vested immediately.

d)

On March 11, 2011, the Company entered into a consulting agreement with a company controlled by the Company’s Executive Vice President of Corporate Development whereby it agreed to pay a monthly consulting fee for services ordinarily provided by an Executive Vice President of Corporate Development of approximately $12,500 (CDN$12,500) plus sales tax. In addition, on March 11, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to the Company’s Executive Vice President of Corporate Development to purchase an aggregate of 150,000 shares of the Company’s common stock at an exercise price of $1.04 per share, for a three (3) year term expiring March 11, 2014. The options vested in four installments over 12 months on June 1, 2011, September 1, 2011, December 1, 2011 and March 1, 2012.

During the year ended January 31, 2013, the Company paid or accrued consulting fees of $192,795 (2012 - $143,126; 2011 - $nil) and recorded stock based compensation of $110,686 (2012 - $150,625; 2011 - $nil) related to this consulting agreement. At January 31, 2013 and 2012, the Company was indebted to an officer of this Company in the respective amounts of $986 and $11,681. On August 24, 2011 the Company granted stock options pursuant to its 2007 Stock Option Plan to a company controlled by the Company’s Executive Vice President of Corporate Development to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $1.15 (CDN$1.15) per share, for a five (5) year term expiring August 24, 2016. The options vested in four installments over 12 months on November 1, 2011, February 1, 2012, May 1, 2012 and August 1, 2012. Effective March 1, 2012 the Company renewed the consulting agreement for one year and increased the monthly consulting fee to approximately $15,000 (CDN$15,000) per month plus sales tax. In addition, effective January 20, 2012 until July 31, 2012 the VP Corporate Development assumed the additional role of interim President of the Company for which he was compensated an additional fee of approximately $2,500 (CDN$2,500) per month. On November 1, 2012 the Company granted stock options pursuant to its 2012 Stock Option Plan to a company controlled by the Company’s Executive Vice President of Corporate Development to purchase an aggregate of 250,000 shares of the Company’s common stock at an exercise price of $0.305 (CDN$0.305) per share, for a three (3) year term expiring October 31, 2015. These options vested immediately.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 7 - RELATED PARTY TRANSACTIONS, continued

e)

Effective August 1, 2012 the Company signed an employment agreement with its new President and CEO, pursuant to which the Company agreed to pay to him an annual salary of $250,000 (CDN$250,000) plus benefits, including 1,000,000 stock options, medical insurance and a bonus of up to 50% of his annual salary. On November 1, 2012 the Company granted its new President and CEO stock options pursuant to its 2012 Stock Option Plan to purchase an aggregate of 1,000,000 shares of the Company’s common stock at an exercise price of $0.305 (CDN$0.305) per share, for a three (3) year term expiring October 31, 2015. These options vested immediately.

During the year ended January 31, 2013, the Company paid its President and CEO consulting fees of $7,237 (CDN$7,000) for services provided prior to his employment and salary and benefits of $161,199 (December 31, 2012 - $nil), including a relocation allowance of $34,048 related to this employment agreement. At January 31, 2013, the Company was indebted in the amount of $7,231 related to this employment agreement.

f)

During the year ended January 31, 2013, the Company paid aggregate director fees of approximately $24,797 (CDN$25,000 (2012- $26,205 (CDN$25,000; 2011 - $nil)) to five directors and recorded stock based compensation of $201,000 (2012 - $144,115; 2011 - $246,897) related to stock options granted to five directors (2012 - one director). In addition, during the year ended January 31, 2013, the Company paid (recovered) consulting fees of nil (2012 - ($1,993); 2011 - $15,916)) to a Company controlled by one director and paid a Company related to another director approximately $13,411 (CDN$13,575) for consulting fees (2012 - $nil; 2011 - $18,381).

During the year ended January 31, 2013, the Company’s directors and officers exercised a total of nil (2012 - 1,042,500; 2011 - 333,334) stock options for $478,700 and exercised nil (2012 - nil; 2011 – 775,000) warrants for $nil (2012 - $nil; 2011 - $116,000).

Additional related party transactions are disclosed in note 8 to these financial statements.

NOTE 8 – CAPITAL STOCK

Stock Transactions

From April to June 2005, 2,000 non-voting Series A convertible preferred shares were converted into 2,222,223 common shares.

During June 2005, the Company issued 666,667 Units at a price of $0.30 per Unit for total proceeds of $200,000. Each Unit was comprised of one common share and a warrant to purchase one additional common share at $0.40 per share until June 30, 2007.

In August 2005, 4,749,998 escrowed shares were returned to the treasury and cancelled.

In March 2006, the Company issued 833,333 common shares on the conversion of a $250,000 promissory note.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 8 – CAPITAL STOCK, continued

Stock Transactions, continued

In July 2006, the Company issued 200,000 common shares for proceeds of $50,000 on the exercise of stock options.

Between October 2, 2006 and January 18, 2007, the Company completed six private placements and issued an aggregate of 1,534,500 units for gross proceeds of $1,534,500. Each unit consisted of one common share and one half of one share purchase warrant. Each whole warrant entitled the holder to acquire one additional common share at $1.75 per share on or before 24 months from the date of issuance. In the case of each private placement, each whole warrant entitled the holder to purchase one additional common at a purchase price of $1.75 for a period of 24 months from the closing date; provided, however, that if at any time the average closing price for shares of the Company’s common stock on either the TSX Venture Exchange in Canada or the OTC-Bulletin Board in the United States exceeds $2.25 for a period of 20 trading days or more, the Company shall have the right, upon written notice to the subscriber, to reduce the exercise period of the warrants to a period of 30 days beginning on the date of the written notice. The Company incurred aggregate expenses of $78,750 in the form of finder’s fees and other expenses for net proceeds of $1,455,750 for these six private placements.

On December 13, 2006, the Company issued 30,000 common shares to two employees as a bonus. The fair value of these shares at the date of issuance was $49,500.

On February 27, 2007, the Company completed a private placement and issued 130,720 units for gross proceeds of $156,864. Each unit consisted of one common share and one half of one share purchase warrant. Each whole warrant entitled the holder to acquire one additional common share at $1.85 per share on or before February 27, 2009. The Company incurred share issue costs of $12,708, including finder’s fees in the amount of $11,340, in relation to the private placement.

Between March 12, 2007 and April 2, 2007 the Company issued 666,667 common shares for proceeds of $214,667 on the exercise of stock options.

On May 31, 2007, the Company issued 666,667 common shares for proceeds of $266,667 on the exercise of 666,667 warrants.

On June 7, 2007, the Company issued 3,720,776 common shares on the conversion of three promissory notes with an aggregate face value of $1,250,000 and aggregate accrued interest of $140,068.

On July 4, 2007, the Company completed a private placement and issued 1,800,000 units for gross proceeds of $2,070,000. Each unit consisted of one common share and one half of one share purchase warrant. Each whole warrant entitled the holder to acquire one additional common share at $1.50 per share on or before July 4, 2009.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 8 – CAPITAL STOCK, continued

Stock Transactions, continued

On August 7, 2007, the Company issued 180,000 units to a finder in payment of a finder’s fee pursuant to a finders’ fee agreement dated July 27, 2007. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant was exercisable into one common share at a price of $1.50 per warrant share until July 4, 2009. This finder’s fee was paid for services rendered by the finder, a registered broker-dealer, for services rendered in connection with a private placement with a qualified institutional buyer that the Company completed on July 4, 2007.

Between March 20, 2008 and March 25, 2008, the Company completed two brokered private placements and one non-brokered private placement and issued 3,080,000 units for gross proceeds of $3,850,000.

Each unit consisted of one common share and one-half of one non-transferable share purchase warrant exercisable at $1.60 for a period of 18 months. The Company paid cash commissions of $330,893 to an agent and co-operating broker as a commission and $5,000 for a finder’s fee for services rendered in the transaction. The agent applied $92,500 of this cash commission towards the purchase of an additional 74,000 units, which were issued at the same terms as the units issued in the brokered private placement.

Between March 20, 2008 and March 25, 2008, the Company issued an aggregate of 270,000 agent’s warrants to the agent and a co-operating broker as a commission for the proceeds raised by the agent and the co-operating broker in the brokered private placement. Each agent’s warrant entitled the holder to purchase one common share of the Company’s common stock at an exercise price of $1.30 for a period of 18 months. The agent’s warrants were valued, using the Black Scholes valuation model, at $87,934 and recorded as a cost of capital. The assumptions used in the Black Scholes model were: risk free interest rate – 2.6% -2.7%; expected life of the warrants – 1-1.5 years; annualized volatility – 44%-63%; and dividend rate – 0%.

On March 25, 2008, the Company issued 25,000 share purchase warrants to a Canadian agent as part of the consideration for the Canadian agent’s services in acting as the Company’s sponsor regarding the Company’s listing application to the Canadian TSX Venture Stock Exchange. These share purchase warrants entitled the holder to purchase one share of the Company’s common stock at a price of $1.34 until March 25, 2009. The agent’s warrants were valued, using the Black Scholes valuation model, at $5,559 and recorded as a cost of capital. The assumptions used in the Black Scholes model were: risk free interest rate – 2.7%; expected life of the warrants – 1 year; annualized volatility – 39%; and dividend rate – 0%.

On January 15, 2009, the Company sold an aggregate of 1,125,000 units to five Company directors for a purchase price of $0.10 for aggregate gross proceeds of $112,500. Each unit consisted of one common share and one non-transferable common share purchase warrant. Each of the share purchase warrants entitled the holder to purchase one additional common share of our company at an exercise price of $0.15 until their expiration date of January 15, 2011.

Between March 29 and April 7, 2009, the Company issued an aggregate of 200,000 common shares to a director on the exercise of 200,000 stock options for aggregate proceeds of $50,000 (note 7).

On each of April 24, 2009 and May 22, 2009, the Company completed a private placement and issued an aggregate of 1,913,116 units for gross proceeds of $593,500. Each unit consisted of one share of common stock and one non-transferable stock purchase warrant exercisable at $0.45 for a period of 24 months from the date of issuance.

On May 28, 2009, the Company issued 500,000 units on the conversion of a $50,000 convertible debenture. Each unit consisted of one share of common stock and one non-transferable stock purchase warrant exercisable at $0.15 for a period of 24 months expiring on May 28, 2011.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 8 – CAPITAL STOCK, continued

Stock Transactions, continued

Between June 5, 2009 and October 13, 2009, the Company issued an aggregate of 350,000 shares of common stock to two of its directors for proceeds of $52,500 on the exercise of warrants (note 7).

Between June 18, 2009 and July 13, 2009, the Company completed two private placements and issued an aggregate of 1,182,272 units for gross proceeds of $650,250. Each unit consisted of one share of common stock and one non-transferable stock purchase warrant exercisable at $0.65 for a period of 24 months expiring on June 18, 2011.

On October 2, 2009, the Company issued 75,000 shares of common stock for proceeds of $28,000 on the exercise of stock options.

On November 12, 2009, the Company issued 1,000,000 units on conversion of two $50,000 convertible debentures. Each unit consisted of one share of common stock and one non-transferable stock purchase warrant exercisable at $0.15 for a period of 24 months expiring on November 12, 2011.

On November 27, 2009, the Company completed a brokered private placement of 5,960,813 units at a price of CDN$0.70 ($0.662) per unit for gross proceeds of CDN$4,172,570 ($3,940,038). Each unit consisted of one common share of the Company’s common stock and one-half of one non-transferable common share purchase warrant. Each warrant entitles the purchaser to purchase one additional common share of the Company at a price of CDN$0.90 ($0.90) for a period of two years after closing, subject to early expiration in the event that the common shares of the Company trade on the TSX-V or the OTCBB with an average closing price greater than CDN$1.25 ($1.25) for a period of 30 consecutive trading days. We also paid a cash commission of 6% or CDN$250,354 ($236,760) to an agent for services rendered in the closing of the private placement.

On November 27, 2009, the Company issued an aggregate of 357,648 non-transferrable broker warrants to the brokers as a commission for the proceeds raised by the brokers in the brokered private placement. Each brokers warrant entitled the holder to purchase one common share of the Company’s common stock at an exercise price of CDN$0.72 ($0.68) for a period of 1year. The agent’s warrants were valued, using the Black Scholes valuation model, at $145,488 and recorded as a cost of capital. The assumptions used in the Black Scholes model were: risk free interest rate – 1.03%; expected life of the warrants 1 year; annualized volatility – 120%; and dividend rate – 0%.

On February 2, 2010, the Company issued a total of 75,000 shares of its common stock at $0.62 per share for proceeds of $46,500 on the exercise of 75,000 stock options.

On February 2, 2010, the Company issued 40,000 shares of its common stock at $0.25 per share to a director for proceeds of $10,000 on the exercise of 40,000 stock options.

During the year ended January 31, 2011, the Company issued an aggregate of 775,000 shares of its common stock at $0.15 per share to two directors, to a company controlled by one the Company’s directors and to the spouse of one of the Company’s directors for proceeds of $116,250 on the exercise of 775,000 warrants.

Between June 21, 2010 and July 16, 2010, the Company issued an aggregate of 183,334 shares of its common stock at $0.25 per share for proceeds of $45,834 on the exercise of 183,334 stock options. 133,334 of the options exercised were exercised by one of the Company’s directors (note 7).

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 8 – CAPITAL STOCK, continued

Stock Transactions, continued

On September 27, 2010, the Company issued a total of 214,588 shares of its common stock at $0.702 (CDN$0.72) for proceeds of $150,212 on the exercise of 214,588 warrants.

On October 26, 2010, the Company completed a private placement and issued 10,804,706 units for gross proceeds of $7,120,069. Each unit consisted of one share of common stock and one common stock purchase warrant exercisable at $1.11 (CDN$1.14) for a period of five years expiring on October 26, 2015.

On October 28, 2010, the Company issued a total of 43,540 shares of its common stock at $0.706 (CDN$0.72) for proceeds of $30,477 on the exercise of 43,540 warrants.

On November 3, 2010, the Company issued 170,000 shares of its common stock at $0.45 per share for proceeds of $76,500 on the exercise of 170,000 warrants.

Between November 3, 2010 and January 12, 2011, the Company issued an aggregate of 200,000 shares of its common stock at $0.65 per share for proceeds of $130,000 on the exercise of 200,000 warrants.

On December 22, 2010, the Company issued 140,000 shares of its common stock at $0.37 per share to a director for proceeds of $51,800 on the exercise of 140,000 stock options (note 7).

On December 30, 2010, the Company issued 20,000 shares of its common stock at $0.49 per share to a director for proceeds of $9,800 on the exercise of 20,000 stock options (note 7).

On August 19, 2011, the Company closed a "bought-deal" offering in which it sold 8,700,000 units at a price of approximately $1.16 (CDN$1.15) per unit for gross proceeds of $10,120,058 (CDN$10,005,000) and net cash proceeds of $9,134,809. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for approximately $1.60 (CDN$1.60) until August 19, 2013.

Pursuant to the terms of the underwriting agreement, the underwriters collectively received an aggregate cash commission equal to 6% of the gross proceeds or $607,203 (CDN$600,300) and 522,000 broker warrants. Each broker warrant entitles the holder to purchase one unit at approximately (CDN$1.15) until August 19, 2013. The fair value of the broker’s warrants was estimated at the date of grant using the Black Scholes pricing model with the following assumptions: risk free interest rate - 0.87%, expected dividend yield- 0%, volatility factor - 77.5%, and expected life - 2 years. Using these assumptions, the fair value of these broker warrants granted amounted to $124,343. This amount has been recorded as a reduction to common stock and credited to additional paid-in capital. In addition, the underwriters were granted an over-allotment option to purchase up to an additional 1,305,000 units at approximately $1.15 (CDN$1.15) per unit and/or up to an additional 652,500 warrants, or any combination thereof, to cover over-allotments. On August 30, 2011, the Company issued 300,000 shares of its common stock at $0.37 per share to its former President for proceeds of $111,000 on the exercise of 300,000 stock options (note 7).

On September 20, 2011, the Company issued 200,000 shares of its common stock at $0.37 per share to a former consultant of the Company for proceeds of $74,000 on the exercise of 200,000 stock options.

On November 2, 2011, the Company issued 100,000 shares of its common stock at $0.37 per share to its former President for proceeds of $37,000 on the exercise of 100,000 stock options (note 7).

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 8 – CAPITAL STOCK, continued

Stock Transactions, continued

On February 2, 2012, the Company issued 60,000 shares of its common stock at $0.25 per share to a former director for proceeds of $15,000 on the exercise of 60,000 stock options. (note 7)

On February 16, 2012, the Company issued 160,000 shares of its common stock at $0.37 per share to the Company’s former President for proceeds of $59,200 on the exercise of 160,000 stock options. (note 7)

On February 16, 2012, the Company issued 20,000 shares of its common stock at $0.37 per share to a former consultant for proceeds of $7,400 on the exercise of 20,000 stock options.

Share purchase warrants

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Warrants	Price

Balance at January 31, 2010	9,458,443	$0.61
Issued	10,804,706	1.14
Exercised	(1,403,128)	0.36
Expired	(99,520)	0.72
Balance at January 31, 2011	18,760,501	$0.94
Issued	5,524,500	1.56
Exercised	(4,906,895)	0.50
Expired	(2,148,900)	0.85
Balance at January 31, 2012	17,229,206	$1.28
Expired	(900,000)	1.25
Balance at January 31, 2013	16,329,206	$1.28

At January 31, 2013, the following share purchase warrants were outstanding and exercisable:

Number of	Exercise
Warrants	Price	Expiry Date
5,002,500	$1.60 (CDN$1.60)	August 19, 2013
522,000	$1.15 (CDN$1.15)	August 19, 2013
10,804,706	$1.14 (CDN$1.14)	October 26, 2015
16,329,206

Stock Options

On November 10, 2007, the board of directors approved the adoption of the 2007 Stock Option Plan which permitted the Company to issue up to 5,662,310 shares of common stock to Company directors, officers, employees and consultants. The 2007 Stock Option Plan was approved by the TSX Venture stock exchange and by the stockholders in September 2008.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 8 – CAPITAL STOCK, continued

Stock Options, continued

At the Company’s Annual General Meeting held on September 18, 2012, the Company’s shareholders approved its 2012 stock option plan, which permits the Company to grant stock options to its employees, officers and directors and consultants to acquire up to an aggregate of 10% of the number of issued and outstanding common shares at the time of the grant. The Company can no longer grant stock options under its 2007 stock option plan but it will remain in effect until all of the stock options granted under it have either expired or been exercised. As all of the options granted by the Company under its 2005 stock option plan have now either expired or been exercised, the Company has terminated its 2005 stock option plan.

On February 10, 2009, the board of directors granted 1,385,000 stock options. Of these stock options a total of 1,150,000 were issued to three directors, a total of 35,000 were issued to two employees and 200,000 were issued to an investor relations firm. These stock options are exercisable at $0.37, expire in five years on February 10, 2014 and vest in accordance with the Company’s stock option plan at 346,250 stock options each quarter. These stock options were valued, using the Black Scholes valuation model, at $377,501 which is being recorded in consulting and investor relations fees in accordance with the Company’s stock option plan. The assumptions used in the Black Scholes model were: risk free interest rate – 1.18%; expected life of the options – 5 years; annualized volatility – 98%; and dividend rate – 0%.

On July 14, 2009, the Company granted 1,000,000 stock options to an officer in accordance with the terms of a consulting agreement. These stock options are exercisable at $0.60, expire in three years on July 14, 2012 and vest in four installments each in the amount of 250,000 stock options on January 14, 2010, April 14, 2010, July 14, 2010 and January 14, 2011. These stock options were valued, using the Black Scholes valuation model, at $341,623 which is being recorded in consulting fees in accordance with the Company’s stock option plan. The assumptions used in the Black Scholes model were: risk free interest rate – 1.29%; expected life of the options – 3 years; annualized volatility – 89%; and dividend rate – 0%.

On September 2, 2009, the Company granted 100,000 stock options to a director in consideration for services rendered. These stock options are exercisable at $0.675, expire on in three years on September 2, 2012 and vest in four installments each in the amount of 25,000 stock options on March 2, 2010, June 2, 2010, September 2, 2010 and March 2, 2011. The stock options were valued, using the Black Scholes valuation model, at $38,968 which is being recorded in consulting fees in accordance with the Company’s stock option plan. The assumptions used in the Black Scholes model were: risk free interest rate – 1.15%; expected life of the options – 3 years; annualized volatility – 90%; and dividend rate – 0%.

On January 19, 2010, the Company granted 550,000 stock options. Of these stock options, a total of 300,000 were granted to two directors, 150,000 to an officer and 100,000 to a consultant. These stock options are exercisable at $0.855, expire in five years on January 19, 2015 and vest in accordance with the Company’s stock option plan at 137,500 stock options each quarter. These stock options were valued, using the Black Scholes valuation model, at $325,198 which is being recorded in consulting fees in accordance with the Company’s stock option plan. The assumptions used in the Black Scholes model were: risk free interest rate – 1.25%; expected life of the options – 5 years; annualized volatility – 88%; and dividend rate – 0%.

On May 11, 2010, the Company granted 400,000 stock options to a director. These stock options are exercisable at approximately $0.64 (CDN$0.64), expire in five years on May 11, 2015 and vest in accordance with the Company’s stock option plan at 100,000 stock options each quarter. These stock options were valued, using the Black Scholes valuation model, at $248,616 which is being recorded in consulting fees in accordance with the Company’s stock option plan. The assumptions used in the Black Scholes model were: risk free interest rate – 2.65%; expected life of the options – 5 years; annualized volatility – 93%; and dividend rate – 0%.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 8 – CAPITAL STOCK, continued

Stock Options, continued

On January 7, 2011, the Company granted 150,000 stock options to an officer of the Company. These stock options are exercisable at $0.80, expire on January 14, 2014 and vest in accordance with the Company’s stock option plan at 37,500 stock options each quarter. The fair value of these stock options was estimated at the date of grant using the Black Scholes pricing model with the following assumptions: risk free interest rate – 2.19%, expected dividend yield- 0%, volatility factor - 96%, and expected life - 3 years. Using these assumptions, the fair value of these stock options granted amounted to $72,435.

On March 11, 2011, the Company granted 150,000 stock options to an officer of the Company. These stock options are exercisable at $1.04, expire on March 11, 2014 and vest in accordance with the Company’s stock option plan at 37,500 stock options on each of June 1, 2011, September 1, 2011,

December 1, 2011 and March 1, 2012. The fair value of these stock options was estimated at the date of grant using the Black Scholes pricing model with the following assumptions: risk free interest rate – 2.19%, expected dividend yield- 0%, volatility factor - 96%, and expected life - 3 years. Using these assumptions, the fair value of these stock options granted amounted to $95,049.

Between August 24, 2011 and August 29, 2011, the Company granted options to purchase an aggregate total of 1,500,000 shares of its common stock to two officers, 14 employees and consultants of the Company. These stock options are exercisable at approximately $1.15 (CDN$1.15) per share and expire between August 23 and August 28, 2016 and vest in accordance with the Company’s stock option plan and 337,500 of these stock options vest on November 1, 2011, February 1, 2012, May 1, 2012 and August 1, 2012, and 25,000 of these stock options vest on November 29, 2011, February 29, 2012, May 29, 2012, August 29, 2012, November 29, 2012 and February 28, 2013. The fair value of these stock options was estimated at the date of grant using the Black Scholes pricing model with the following assumptions: risk free interest rate – 1.6%, expected dividend yield- 0%, volatility factor - 86%, and expected life - 5 years. Using these assumptions, the fair value of these stock options granted amounted to $761,695.

On November 1, 2012 the Company granted stock options to purchase an aggregate of 3,360,000 shares of its common stock. All options were granted with an exercise price of $0.305 (CDN$0.305) per share, for a three (3) year term expiring October 31, 2015. These options vested immediately. The fair value of these stock options was estimated at the date of grant using the Black Scholes pricing model with the following assumptions: risk free interest rate – 1.16%, expected dividend yield- 0%, volatility factor - 86%, and expected life - 3 years. Using these assumptions, the fair value of these stock options granted amounted to $540,288.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 8 – CAPITAL STOCK, continued

Stock Options, continued

Stock option transactions are summarized as follows:

		Weighted
		Average
	Number of	Exercise
	Options	Price

Balance at January 31, 2010	4,393,334	$0.56
Granted	550,000	0.67
Exercised	(458,334)	0.36
Expired	(1,015,000)	0.60
Balance at January 31, 2011	3,470,000	0.59
Granted	1,650,000	1.15
Exercised	(1,242,500)	0.44
Expired	(300,000)	1.10
Balance at January 31, 2012	3,577,500	0.85
Granted	3,360,000	0.305
Exercised	(240,000)	0.34
Expired	(340,000)	0.81
Balance at January 31, 2013	6,357,500	$0.58

The weighted average fair value per stock option granted during the year ended January 31, 2013 was $0.16 (2012- $0.52; 2011 - $0.58).

At January 31, 2013, the following stock options were outstanding:

Number of	Exercise
Stock Options	Price	Expiry Date
150,000	$ 0.35	October 28, 2013
137,500	$ 0.80	January 7, 2014
400,000	$ 0.37	February 10, 2014
150,000	$ 1.04	March 11, 2014
300,000	$ 0.855	January 19, 2015
400,000	$ 0.64 (CDN$ 0.64)	May 10, 2015
1,310,000	$ 1.15 (CDN$ 1.15)	August 23, 2016
150,000	$ 1.15 (CDN$ 1.15)	August 28, 2016
3,360,000	$ 0.305 (CDN$0.305)	October 31, 2015
6,357,500

The fair value of stock options granted during the year ended January 31, 2013 was $540,288 (2012 -$856,744; 2011 - $321,051). The stock options granted in the year ended January 31, 2013 vested immediately, while the stock options granted in 2012 and 2011 are being recognized over the respective option vesting periods. At January 31, 2013, 6,332,500 (2012 – 1,212,500) stock options were exercisable.

Total stock-based compensation recognized during the year ended January 31, 2013 was $883,210 (2012 -$647,382; 2011 - $556,875). Stock-based compensation has been recorded in the consolidated statements of operations as follows, with corresponding additional paid-in capital recorded in stockholders' equity:

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 8 – CAPITAL STOCK, continued

Stock Options, continued

	Year	Year	Year
	Ended	Ended	Ended
	January	January	January
	31, 2013	31, 2012	31, 2011
Consulting fees	$300,506	$509,196	$556,875
Director fees	201,000	-	-
Mineral property interests	178,677	105,212	-
Salaries and benefits	203,027	32,974	-
	$883,210	$647,382	$556,875

The following range of weighted average assumptions were used for the Black-Scholes valuations of stock options granted during the year:

	Year	Year	Year
	Ended	Ended	Ended
	January 31,	January 31,	January 31,
	2013	2012	2011
Risk-free interest rate	1.16%	1.31-2.19%	1.69-2.65%
Expected life of options	3 years	3-5 years	3-5 years
Annualized volatility	81%	86-96%	93-96%
Dividend rate	0%	0%	0%

As at January 31, 2013, the aggregate intrinsic value of all outstanding, vested stock options and exercised stock options was $44,400 (2012-$693,150).

NOTE 9 - SEGMENTED INFORMATION

At January 31, 2013 and 2012, the Company and its subsidiary operated in two reportable segments. Identifiable assets and net loss in each geographic area are as follows:

	January 31,	January 31,
	2013	2012

Identifiable assets
Canada	$2,161,650	$9,297,302
Argentina	1,282,113	1,349,008
	$3,443,763	$10,646,310

	Year	Year	Year
	Ended	Ended	Ended
	January 31,	January 31,	January 31,
	2013	2012	2011

Net loss for the year
Canada	$2,486,208	$2,569,352	$1,775,834
Argentina	5,441,742	6,429,030	3,388,364
	$7,927,950	$8,998,382	$5,164,198

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 10 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Value of Financial Instruments

The Company accounts for the fair value measurement and disclosure of financial instruments in accordance with FASB ASC topic 820 which requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for reporting periods. Such disclosures include the fair value of all financial instruments, for which it is practicable to estimate that value, whether recognized or not recognized in the consolidated financial statements; the related carrying amount of these financial instruments; and the method(s) and significant assumptions used to estimate the fair value.

The carrying values and fair values of the Company’s financial instruments were as follows:

		January 31, 2013		January 31, 2012
		Carrying	Fair	Carrying	Fair
	Level	value	value	value	value
Cash and cash equivalents	Level 1	$2,117,142	$2,117,142	$9,249,307	$9,249,307
Receivables	Level 2	$33,357	$33,357	$67,093	$67,093
Accounts payable	Level 2	$441,638	$441,638	$622,077	$622,077
Due to related parties	Level 2	$13,639	$13,639	$28,425	$28,425

The Company's cash and cash equivalents and short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The fair value of these balances approximates the carrying amounts due to the short-term nature and historically negligible credit losses. The cash equivalent instruments that are valued based on quoted market prices in active markets are primarily money market securities.

The fair value of accounts payable and accrued liabilities approximates the carrying amounts due to the short-term nature and historically negligible credit losses.

Risk Management

The Company’s activities expose it to credit, liquidity and market risks, which is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of the changes in market prices. Market risk includes foreign exchange risk, interest rate risk and other price risk. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continued exploration of the Company’s mineral properties, and to limit exposure to risks. The types of risk exposure and the way in which such exposures are attempted to be managed are as follows:

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash. The Company maintains its Canadian and U.S. cash in major chartered Canadian bank deposit accounts and major Canadian credit unions and in certain financial instruments such as bankers’ acceptances and term deposits. The Company’s bank deposit account is insured by the Canadian Deposit Insurance Corporation up to $100,000 and funds in its credit union accounts are guaranteed by the provincial government of British Columbia. The Company’s Canadian dollar bank account balance, at times, may exceed federally

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 10 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

Credit Risk, continued

insured limits. The Company maintains its Argentinean pesos in an Argentinean bank deposit account. The Company keeps its Argentinean peso bank deposit account balance within federally insured limits. As part of the Company’s cash management process, management performs periodic evaluations of the relative credit standing of these financial institutions. The Company has not lost any cash and does not believe its cash is exposed to any significant credit risk.

At January 31, 2013 and 2012, the Company had approximately $150,000 and $1,924,000, respectively in U.S. cash, $560,000 and $1,793,000 in Canadian cash and approximately $1,350,000 and $5,500,000, respectively in Canadian dollar term deposits guaranteed by the provincial government of British Columbia.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, more specifically, the issuance of new common shares, to ensure there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash and potential equity financing opportunities. The Company believes that these sources will be sufficient to cover the known short and long-term requirements at this time. There is no assurance that potential equity financing opportunities will be available to meet these obligations.

Foreign Exchange Risk

The Company is subject to foreign exchange risk for purchases denominated in foreign currencies. The Company operates outside of the U.S. primarily in Argentina and Canada and the Company is exposed to foreign currency risk due to the fluctuation between the currencies in which the Company operates in and the United States Dollar. Foreign currency risk arises from the fluctuation of foreign exchange rates and the degree of volatility of these rates relative to the United States dollar. Management monitors its foreign currency balances and make adjustments based on anticipated need for foreign currencies.

At January 31, 2013, the Company was exposed to foreign exchange risk through the following assets and liabilities denominated in foreign currencies:

	Argentinian	CDN
	Peso (ARS)	Dollar ($)

Cash and cash equivalents	257,169	1,908,477
Receivables and advances	-	236
Accounts payable	(1,012,464)	(152,576)
Net exposure	(755,295)	1,756,137

Based on the above net exposures, and assuming that all other variables remain constant, a 10% change in the value of the Argentinian Peso and the CDN Dollar against the U.S. Dollar would have resulted in an increase/decrease of approximately $159,845 in the net loss for the year ended January 31, 2013. The sensitivity analyses included in the table above should be used with caution as the results are theoretical, based on management's best assumptions using material and practicable data which may generate results that are not necessarily indicative of future performance. In addition, in deriving this analysis, the Company has made assumptions based on the structure and relationships of variables as at the balance sheet date which may differ due to fluctuations throughout the year with all other variables assumed to remain constant. Actual changes in one variable may contribute to changes in another variable, which may amplify or offset the effect on the net loss of the Company.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 10 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT, continued

Foreign Exchange Risk, continued

To date, as exposure to the Argentinian peso has been limited, management has determined that buying fixed rate forward contracts has not been warranted.

The Argentine government recently launched a series of regulations in order to control the sale of foreign currency. The measures aim to slow the rise in value of the American dollar, of which the Argentine Central Bank has had to reduce its reserves in order to avoid the continuing devaluation of the Argentine peso against the dollar. This could impact the delivery of funds to the Company’s operations in Argentina and impact the conversion rate of transferred funds.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As the Company’s cash is held in non-interest bearing bank accounts and fixed rate interest bearing cash equivalents or short-term investments, management considers the interest rate risk to be limited.

Commodity Price Risk

The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company. A dramatic decline in commodity prices could impact the viability of the Company and the carrying value of its property. The Company is exposed to price risk with respect to commodity prices. There is minimal price risk at the present time as the Company is not yet in the production phase.

NOTE 11 – COMMITMENTS

Lease Commitments

On December 8, 2010, the Company entered into a five year lease agreement, commencing January 1, 2011 at approximately $6,954 (CDN$6,954) per month for the first three years of the lease, and approximately $7,289 (CDN$7,289) per month for the last two years of the term.

On July 25, 2011 the Company entered into a rental agreement for office space in La Plata, Argentina with a consultant, for the period July 2011 to June 2014 at a cost of $2,500 per month.

At January 31, 2013, the minimum future lease payments under the Company’s operating leases are as follows:

2014	$113,398
2015	$99,962

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 11 – COMMITMENTS, continued

Consulting Commitments

As disclosed in note 7 to these financial statements, effective January 1, 2012, the Company renewed a one year consulting agreement with a company controlled by an officer whereby the Company agreed to pay a consulting fee of approximately $15,000 (CDN$15,000) per month until December 31, 2013.

As disclosed in note 7 to these financial statements, effective March 1, 2012, the Company renewed a one year consulting agreement with a company controlled by an officer whereby the Company agreed to pay a consulting fee of approximately $15,000 (CDN$15,000) per month until February 28, 2014.

At January 31, 2013, the minimum future payments under the Company’s consulting contracts are as follows:

2014	$330,000
2015	$15,000

NOTE 12 – INCOME TAXES

Income tax expense has not been recognized for the years ended January 31, 2013, 2012 and 2011 and no taxes were payable at January 31, 2013 and 2012 as the Company has incurred losses since its inception. The actual income tax benefit differs from the expected amounts calculated by applying the combined income tax rates applicable in each jurisdiction to the Company’s loss before income taxes. The components of these differences are as follows:

	Year ended	Year ended	Year ended
	January 31,	January 31,	January 31,
	2013	2012	2011

Net loss for the year before income tax	$(7,906,000)	$(8,998,000)	$(5,164,000)
Combined federal and provincial tax rate	25%	26%	34%

Expected income tax recovery	(1,977,000)	(2,373,000)	(1,756,000)
Items not deductible for tax purposes	218,000	168,000	1,031,000
Adjustment to prior year’s net operating losses	39,000	-	76,000
Financing fees charged to equity	-	(247,000)	-
Effect of rate change	-	109,000	-
Net tax effect of assets recorded on re-domicile	-	(1,420,000)	-
Change in valuation allowance	1,742,119	3,763,000	649,000
Income tax provision	$22,119	$-	$-

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 12 – INCOME TAXES, continued

At January 31, 2013 and 2012, the Company had the following deferred tax assets. The Company established a 100% valuation allowance, as management believes it is more likely than not that the deferred tax assets will not be realized.

	January 31,	January 31,
	2013	2012
Capital assets and cumulative eligible capital	$36,000	$46,000
Mineral resource expenditures	5,721,000	4,504,000
Financing costs	170,000	264,000
Non-capital losses-Canada	3,251,000	2,622,000
Less: valuation allowance	(9,178,000)	(7,436,000)
	$-	$-

The Company has mineral resources tax assets of approximately $22,876,000 for Canadian tax purposes. These tax assets may reduce resource income in future years, and the tax assets may be carried forward indefinitely under normal operating circumstances. The Company has available non-capital losses of approximately $13,005,000 for Canadian income tax purposes.

During the year ended January 31, 2013 the Company incurred $22,119 in minimum taxes in Argentina. These taxes can be carried forward for ten years and applied to reduce taxable income.

These losses may be carried forward to reduce taxable income in future years until they expire:

2015	$507,000
2026	910,000
2027	536,000
2028	586,000
2029	1,467,000
2030	2,131,000
2031	2,564,000
2032	1,822,000
2033	2,482,000
$13,005,000

At January 31, 2013, the Company has branch tax loss carry forwards in Argentina totaling approximately $3,688,000 that expire as follows:

2013	$189,000
2014	83,000
2015	258,000
2016	1,416,000
2017	1,742,000

$3,688,000

The non-capital losses available to carry forward in the United States as at January 31, 2011 expired as a result of the re-domicile of the Company to Canada from the United States on June 2, 2012.

ARGENTEX MINING CORPORATION
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2013 AND 2012
(Stated in U.S. Dollars)

NOTE 12 – INCOME TAXES, continued

The Company and its subsidiary file income tax returns in Canada and Argentina. These tax returns are subject to examination by local taxation authorities provided the tax years remain open to audit under the relevant statute of limitations. The following summarizses the open tax years by major jurisdiction:

Canada: 2011 to 2012
Argentina: 2012

NOTE 13 – SUBSEQUENT EVENT

On March 22, 2013 the Company signed a Term Sheet with Austral Gold Limited ("Austral Gold") (ASX: AGD) pursuant to which Austral Gold agreed that it or one of its affiliates will purchase, in a private placement, 17,347,866 units (each, a "Unit") of the Company at a price of CDN$0.2882 per Unit for gross proceeds of CDN$5,000,000. Each Unit will consist of one Argentex common share and one-half of one share purchase warrant (each whole warrant a "Unit Warrant"), and each Unit Warrant will entitle the holder to purchase one additional Argentex common share at an exercise price of CDN$0.40 for a period of 60 months from closing.